VIA EDGAR

February 9, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pearlyne Paulemon

Re: Churchill Capital Corp IX/Cayman Draft Registration Statement on Form S-1 Submitted January 4, 2024 CIK No. 0002006291

Dear Ms. Paulemon:

Churchill Capital Corp IX (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 31, 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on January 4, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted January 4, 2024

Risk Factors

If we are deemed to be an investment company under the Investment Company Act.…, page 64

1.

Please update your disclosure to reflect that the Securities and Exchange Commission, on January 24, 2024, adopted final rules to Enhance Investor Protections Relating to SPACs, Shell Companies, and Projections (See Release No. 33-11265).

We respectfully inform the Staff that we have provided such disclosure in the risk factor entitled “Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.” on page 49 of the Draft Registration Statement.

2.

We note your disclosure of the risk that you could be considered to be operating as an unregistered investment company. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, and any price appreciation in the combined company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

We respectfully inform the Staff that we have revised the disclosure in the instant risk factor in compliance with the Staff’s comment. We also confirm that if our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,
Churchill Capital Corp IX

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc: Stuart Neuhauser, Esq.